News Release

Alexco Reports First Fiscal Quarter Financial Results

November 28, 2011 - Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) today announces pre-tax income of $3.8 million and net income of $3.1 million ($0.05 per share) for the three months ended September 30, 2011. The period marks the third full quarter of production from the Bellekeno mine since the start of commercial production in January. Bellekeno, located in Yukon’s Keno Hill Silver District, is Canada’s only producing primary silver mine.

The three month period ended September 30, 2011 is the first quarter of Alexco’s current fiscal year. In order to better align its fiscal year with its operating year and its reporting peer group, Alexco is changing its financial year to a calendar year basis, effective this December 31, 2011.

This reporting period is the first quarter for which Alexco is reporting under International Financial Reporting Standards. All dollar figures are expressed in Canadian dollars unless otherwise stated.

First Fiscal Quarter Highlights (Third Quarter Calendar 2011)

  Pre-tax income of $3.8 million and net income of $3.1 million ($0.05 basic and diluted earnings per share) on combined mining and environmental services revenue of $22.3 million
  Cash flows from operating activities of $4.0 million
  Bellekeno mine revenue of $20.8 million and gross profit of $6.7 million, on sales of 4,487 tonnes of lead-silver and zinc concentrate
  Production of 500,703 ounces silver, 3,908,517 pounds lead and 1,865,739 pounds zinc
  Realized metal prices averaged US$33.47 per ounce silver, US$1.07 per pound lead and US$0.97 per pound zinc
  Cash costs of production1 for Bellekeno of $10.83 per ounce of payable silver produced, net of by-product credits
  Initial resource estimates completed for the Lucky Queen and Onek properties, exploration drilling continuing at the Flame and Moth and Bermingham projects.
  Continued progress on advanced exploration/development projects at Lucky Queen and Onek
[1]

Cash costs of production per ounce of payable silver produced is a non-IFRS measure with no standardized meaning prescribed under IFRS. See page 12 of Alexco’s first quarter interim MD&A for explanation and reconciliation.

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

Summary Financial Results and Information

(expressed in thousands of dollars, except per share amounts)
	Three Months Ended September 30
	2011	2010

Revenue from mining operations	20,827	-
Gross profit from mining operations	6,696	-

Revenue from environmental services	1,428	1,653
Gross profit (loss) from environmental services	(275)	473

Revenue from all operations	22,255	1,653
Gross profit from all operations	6,421	473

Income (loss) before taxes	3,842	(1,499)
Net income (loss)	3,072	(335)
Total comprehensive income (loss)	3,110	(354)
Earnings (loss) per share – basic and diluted	$0.05	$(0.01)
Cash flows from operating activities	3,950	(2,071)

At the Bellekeno mine, ramp-up of mine and mill operations to full optimized levels continued during the mine’s third full quarter of commercial production, with ongoing debottlenecking and improved efficiencies in the mill. Mill throughput in the quarter averaged 234 tonnes per day (tpd) compared to 208 tpd in the previous quarter. Average throughput in the month of October was 253 tpd, while mill availability has steadily improved to 94%. However, given the slower-than-expected rate of increase in mill throughput during the ramp-up phase, the previously forecasted Bellekeno production for the full calendar year of 2011 of between 2.2 million and 2.5 million ounces of silver has been revised to approximately 2 million ounces of silver, 16 million pounds of lead and 7 million pounds of zinc.

Alexco President and CEO Clynt Nauman said, “While the Bellekeno mill has progressed through its ramp-up more slowly than originally planned, we’ve nonetheless made steady progress during the year. Our mining operations have remained strongly profitable despite the downturn in metal prices in late September. Mill throughput continues to improve, and the mine is well positioned for the winter months, with pre-developed long-hole stopes and mine infrastructure well established. Meanwhile, our exploration programs continue to return very encouraging results and progress at our advanced exploration/development properties remains on track. Our strategy continues to be focused on significantly increased production and resource identification in the prolific Keno Hill Silver District over the coming years.”

Bellekeno Mine Operations

Quarterly operating statistics for Bellekeno since the commencement of commercial production on January 1, 2011 are summarized as follows:

	Total
	Calendar YTD	C2011-Q3	C2011-Q2	C2011-Q1

Ore tonnes mined	51,160	12,533	22,166	16,461
Ore tonnes processed	58,510	21,532	18,928	18,050
Grade of ore processed:
Silver (grams per tonne)	813	792	822	829
Lead	9.9%	9.2%	10.5%	10.0%
Zinc	5.8%	5.8%	6.5%	5.0%

Recoveries:
Silver	92%	91%	93%	93%
Lead in lead concentrate	91%	90%	93%	90%
Zinc in zinc concentrate	64%	68%	65%	56%

Concentrate production
Lead concentrate:
Tonnes produced	7,819	2,760	2,683	2,376
Concentrate grade:
Silver (grams per tonne)	5,345	5,264	5,164	5,645
Lead	67%	64%	69%	68%
Zinc concentrate:
Tonnes produced	4,596	1,808	1,687	1,101
Concentrate grade:
Silver (grams per tonne)	466	577	348	462
Zinc	47%	47%	48%	46%

Production – contained metal
Silver (ounces)	1,412,551	500,703	464,324	447,524
Lead (pounds)	11,575,554	3,908,517	4,074,122	3,592,915
Zinc (pounds)	4,746,953	1,865,739	1,770,159	1,111,055

Sales volumes by payable metal
Silver (ounces)	1,315,403	459,297	470,023	386,083
Lead (pounds)	11,175,469	3,875,684	4,119,866	3,179,919
Zinc (pounds)	6,346,703	1,437,836	1,761,119	709,900

Cash costs of production[1]
Per ounce of payable silver produced	$8.71	$10.83	$6.30	$8.88

[1]

Cash costs of production per ounce of payable silver produced is a non-IFRS measure with no standardized meaning prescribed under IFRS. See page 12 of Alexco’s first quarter interim MD&A for explanation and reconciliation.

Factors impacting the increase in cash costs per payable ounce of production during the quarter related primarily to slightly decreased mill feed grade, increased mining costs per tonne of ore, and reduced byproduct credit due to lower prices for lead and zinc. Said Nauman, “The lower tonnes of ore mined this quarter were due in part to a focus of underground efforts on final development of selected stopes for long-hole mining. While the lower mine output impacted our per-tonne mining costs, we expect those costs will be more than offset by the per-tonne efficiencies to be gained when we initiate long-hole ore extraction this winter.”

Keno Hill Exploration

Alexco’s 2011 surface exploration program at its Keno Hill properties continued through the quarter, and is expected to be completed before the end of the year. Interim exploration results from drilling conducted on the Flame & Moth property under this program were announced in September (see news release dated September 7, 2011 entitled “Alexco Intersects 6.04 Meters of 31.5 Ounces Per Ton Silver at Flame & Moth, Significantly Expands Mineralized Zone”), and further results from the remainder of the program at Flame & Moth and Alexco’s other Keno Hill properties including the Bermingham property are expected to be announced over the course of the next two months.

Advanced Exploration/Development Properties

Initial resource estimates for the Lucky Queen and Onek properties were completed and announced in July with supporting technical reports filed in September (see news release dated September 9, 2011 entitled “Alexco to Release Fiscal 2011 Results on September 14th, and Files Lucky Queen and Onek Technical Reports”). The resources estimated for Lucky Queen comprise 124,000 tonnes indicated grading 1,227 grams per tonne silver, 2.57% lead and 1.72% zinc plus another 150,000 tonnes inferred grading 571 grams per tonne silver, 1.37% lead and 0.92% zinc. The resources estimated for Onek comprise 585,000 tonnes indicated grading 194 grams per tonne silver, 1.23% lead and 13.74% zinc plus another 236,000 tonnes inferred grading 203 grams per tonne silver, 1.05% lead and 11.52% zinc. Together, these estimates have added significantly to the aggregate resource base identified to date at Alexco’s various Keno Hill District mineral properties (a complete resource summary table is available within the ‘Projects’ section of Alexco’s website at www.alexcoresource.com).

Advanced exploration and pre-development mine rehabilitation work is underway at Lucky Queen and Onek, and permitting activity continues in anticipation of development and production from these properties in 2012. At Lucky Queen, underground work has advanced 250 meters, with a further 750 meters to be completed to a point where drilling platforms will be established for resource definition drilling and mine design. This work will be on-going for the next four to five months. At Onek, work has begun on opening a portal, where miners will start developing a planned decline of approximately 240 meters to reach the underground preliminary mining areas. Similar to Lucky Queen, detailed mine planning and production is anticipated from Onek in 2012.

Financial Position

Alexco’s cash and cash equivalents at September 30, 2011 totaled $48,596,000 while net working capital totaled $50,396,000, leaving Alexco well funded to execute on its exploration and development plans in the Keno Hill District.

Full details of Alexco’s quarterly financial and operating results are available on the Company’s website at www.alexcoresource.com and on SEDAR at www.sedar.com.

Audio Webcast Conference Call

An audio webcast conference call will be held to discuss these results at 11 a.m. Eastern (8 a.m. Pacific) on Tuesday, November 29, 2011. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-877-407-8031
Dial from outside Canada or the US:	1-201-689-8031
Live audio webcast:	www.alexcoresource.com

Participants should connect five to ten minutes before the call.

The conference call will be recorded, and an archived audio webcast will be available at www.alexcoresource.com. Through December 6, 2011, a replay of the call will be available by telephone at the following:

Dial toll free from Canada or the US:	1-877-660-6853
Dial from outside Canada or the US:	1-201-612-7415
Replay Passcodes:	Account #286, Conference ID #383165

Qualified Persons

The disclosure in this news release of scientific and technical information regarding exploration projects on Alexco’s mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration with Alexco, while that regarding mine development and operations has been reviewed and approved by Thomas Fudge, P.E., Senior Vice President, Engineering and Corporate Development for Alexco, both of whom are Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Alexco

Alexco Resource Corp. owns and operates the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada’s Yukon Territory. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, is Canada’s only operating primary silver mine. Alexco's primary near-term exploration objective is to unlock value in the silver-rich Keno Hill District, and is focused on growth by advancing its promising District properties to development decisions. The Company’s goal is to produce 7 million to 10 million ounces of silver annually within the next decade. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government’s Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers.

Contact

Clynton R. Nauman, President and Chief Executive Officer
Phone: (604) 633-4888
Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Some statements (“forward-looking statements”) in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration and development activities; actual results of mining activities; actual results of consulting activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.